MYCAUSE BEVERAGES INC.
39445 Floral Lane
Mechanicsville, MD  20659

March 13, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	MyCause Beverages Inc.
Registration Statement on Form S-1
(Registration No. 333-188581)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MyCause Beverages Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) withdraw, effective as of the date hereof or at the earliest practicable date hereafter, the Company’s Registration Statement on Form S-1 (File No. 333-188581), together with all amendments and exhibits thereto, as initially filed with the Commission on May 14, 2013 (the “Registration Statement”).

The Company confirms that no shares of its Common Stock have been or will be issued or sold pursuant to the Registration Statement.

The Company is seeking withdrawal of the Registration Statement on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 and because of unfavorable market conditions.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Securities and Exchange Commission
March 13, 2014

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please send copies of the Order to Michael J. Fitzgerald, II, the Company’s Chief Executive Officer, at the above-mentioned address, facsimile number (301) 472-4422, with a copy to counsel to the Company:  Richard G. Klein, Esq., Hofheimer Gartlir & Gross, LLP, 530 Fifth Avenue, 9th Floor, New York, New York 10036, at rklein@hgg.com or via facsimile at (212) 897-4982.

If you have any questions with respect to this matter, please contact Mr. Klein at (212) 897-7883.

Sincerely,

By:	/s/ Michael J. Fitzgerald, II
Name:	Michael J. Fitzgerald, II
Title:	Chief Executive Officer

cc:   Richard G. Klein, Esq.